Exhibit 99.3



Discussion and Reconciliation of Non-GAAP Financial Measures

March 31, 2021

(Unaudited)

Adjusted Fixed Charge Coverage Adjusted EBITDAre divided by Fixed Charges. Adjusted Fixed Charge Coverage is a supplemental measure of liquidity and our ability to meet interest payments on our outstanding debt and pay dividends to our preferred stockholders, if applicable. Our various debt agreements contain covenants that require us to maintain ratios similar to Adjusted Fixed Charge Coverage and credit rating agencies utilize similar ratios in evaluating and determining the credit rating on certain of our debt instruments. Adjusted Fixed Charge Coverage is subject to the same limitations and qualifications as Adjusted EBITDAre and Fixed Charges.

Adjusted Funds Available for Distribution ("AFFO") AFFO is defined as FFO as Adjusted after excluding the impact of the following: (i) amortization of stock-based compensation, (ii) amortization of deferred financing costs, net, (iii) straight-line rents, (iv) deferred income taxes, and (v) other AFFO adjustments which includes: (a) amortization of acquired market lease intangibles, net, (b) non-cash interest related to DFLs and lease incentive amortization (reduction of straight-line rents), (c) actuarial reserves for insurance claims that have been incurred but not reported, and (d) amortization of deferred revenues, excluding amounts amortized into rental income that are associated with tenant funded improvements owned/recognized by us and up-front cash payments made by tenants to reduce their contractual rents. Also, AFFO: (i) is computed after deducting recurring capital expenditures, including second generation leasing costs and second generation tenant and capital improvements and (ii) includes lease restructure payments and adjustments to compute our share of AFFO from our unconsolidated joint ventures. More specifically, recurring capital expenditures, including second generation leasing costs and second generation tenant and capital improvements ("AFFO capital expenditures") excludes our share from unconsolidated joint ventures (reported in "other AFFO adjustments"). Adjustments for joint ventures are calculated to reflect our pro-rata share of both our consolidated and unconsolidated joint ventures. We reflect our share of AFFO for unconsolidated joint ventures by applying our actual ownership percentage for the period to the applicable reconciling items on an entity by entity basis. We reflect our share for consolidated joint ventures in which we do not own 100% of the equity by adjusting our AFFO to remove the third party ownership share of the applicable reconciling items based on actual ownership percentage for the applicable periods (reported in "other AFFO adjustments"). See FFO for further disclosure regarding our use of pro-rata share information and its limitations. Other REITs or real estate companies may use different methodologies for calculating AFFO, and accordingly, our AFFO may not be comparable to those reported by other REITs. Although our AFFO computation may not be comparable to that of other REITs, management believes AFFO provides a meaningful supplemental measure of our performance and is frequently used by analysts, investors, and other interested parties in the evaluation of our performance as a REIT. We believe AFFO is an alternative run-rate earnings measure that improves the understanding of our operating results among investors and makes comparisons with: (i) expected results, (ii) results of previous periods, and (iii) results among REITs more meaningful. AFFO does not represent cash generated from operating activities determined in accordance with GAAP and is not necessarily indicative of cash available to fund cash needs as it excludes the following items which generally flow through our cash flows from operating activities: (i) adjustments for changes in working capital or the actual timing of the payment of income or expense items that are accrued in the period, (ii) transaction-related costs, (iii) litigation settlement expenses, (iv) restructuring and severance-related charges, and (v) actual cash receipts from interest income recognized on loans receivable (in contrast to our AFFO adjustment to exclude non-cash interest and depreciation related to our investments in direct financing leases). Furthermore, AFFO is adjusted for recurring capital expenditures, which are generally not considered when determining cash flows from operations or liquidity. AFFO is a non-GAAP supplemental financial measure and should not be considered as an alternative to net income (loss) determined in accordance with GAAP.

Consolidated Debt The carrying amount of bank line of credit, commercial paper, term loans, senior unsecured notes, and mortgage debt, as reported in our consolidated financial statements.

Consolidated Gross Assets The carrying amount of total assets, excluding investments in and advances to our unconsolidated JVs, after adding back accumulated depreciation and amortization, as reported in our consolidated financial statements. Consolidated Gross Assets is a supplemental measure of our financial position, which, when used in conjunction with debt-related measures, enables both management and investors to analyze our leverage and to compare our leverage to that of other companies.

Consolidated Secured Debt Mortgage and other debt secured by real estate, as reported in our consolidated financial statements.

Continuing Care Retirement Community ("CCRC") A senior housing facility which provides at least three levels of care (i.e., independent living, assisted living and skilled nursing).

Debt Investments Loans secured by a direct interest in real estate and mezzanine loans.

Direct Financing Lease ("DFL") Lease for which future minimum lease payments are recorded as a receivable and the difference between the future minimum lease payments and the estimated residual values less the cost of the properties is recorded as unearned income. Unearned income is deferred and amortized to income over the lease terms to provide a constant yield.

EBITDAre and Adjusted EBITDAre EBITDAre, or EBITDA for Real Estate, is a supplemental performance measure defined by the National Association of Real Estate Investment Trusts ("NAREIT") and intended for real estate companies. It represents earnings before interest expense, income taxes, depreciation and amortization, gains or losses from sales of depreciable property (including gains or losses on change in control), and impairment charges (recoveries) related to depreciable property. Adjusted EBITDAre is defined as EBITDAre excluding impairments (recoveries) related to non-depreciable assets, transaction-related items, prepayment costs (benefits) associated with early retirement or payment of debt, severance and related charges, litigation costs (recoveries), casualty-related charges (recoveries), stock compensation expense, and foreign currency remeasurement losses (gains). EBITDAre and Adjusted EBITDAre include our pro rata share of our unconsolidated JVs presented on the same basis. We consider EBITDAre and Adjusted EBITDAre important supplemental measures to net income (loss) because they provide an additional manner in which to evaluate our operating performance and serve as additional indicators of our ability service our debt obligations. Net income (loss) is the most directly comparable U.S. generally accepted accounting principles ("GAAP") measure to EBITDAre and Adjusted EBITDAre.

Enterprise Debt Consolidated Debt plus our pro rata share of total debt from our unconsolidated JVs. Enterprise Debt is a supplemental measure of our financial position, which enables both management and investors to analyze our leverage and to compare our leverage to that of other companies. Our pro rata share of total debt from our unconsolidated JVs is not intended to reflect our actual liability or ability to access assets should there be a default under any or all such loans or a liquidation of the JVs.

Enterprise Gross Assets Consolidated Gross Assets plus our pro rata share of total gross assets from our unconsolidated JVs, after adding back accumulated depreciation and amortization. Enterprise Gross Assets is a supplemental measure of our financial position, which, when used in conjunction with debt-related measures, enables both management and investors to analyze our leverage and to compare our leverage to that of other companies.

Enterprise Secured Debt Consolidated Secured Debt plus our pro rata share of mortgage debt from our unconsolidated JVs. Enterprise Secured Debt is a supplemental measure of our financial position, which enables both management and investors to analyze our leverage and to compare our leverage to that of other companies. Our pro rata share of Enterprise Secured Debt from our unconsolidated JVs is not intended to reflect our actual liability or ability to access assets should there be a default under any or all such loans or a liquidation of the JVs.

Entrance Fee Certain of our communities have residency agreements which require the resident to pay an upfront entrance fee prior to taking occupancy at the community. For net income, NOI, Adjusted NOI, NAREIT FFO, FFO as Adjusted, and AFFO, the non-refundable portion of the entrance fee is recorded as deferred entrance fee revenue and amortized over the estimated stay of the resident based on an actuarial valuation. The refundable portion of a resident's entrance fee is generally refundable within a certain number of months or days following contract termination or upon the sale of the unit. All refundable amounts due to residents at any time in the future are classified as liabilities.

Financial Leverage Enterprise Debt divided by Enterprise Gross Assets. Financial Leverage is a supplemental measure of our financial position, which enables both management and investors to analyze our leverage and to compare our leverage to that of other companies. Our pro rata share information is calculated by applying our actual ownership percentage for the period and excludes debt funded by us to our JVs. Our pro rata share of total debt from our unconsolidated JVs is not intended to reflect our actual liability or ability to access assets should there be a default under any or all such loans or a liquidation of the JVs.

Fixed Charges Total interest expense plus capitalized interest plus preferred stock dividends (if applicable). Fixed Charges also includes our pro rata share of the interest expense plus capitalized interest plus preferred stock dividends (if applicable) of our unconsolidated JVs. Fixed Charges is a supplemental measure of our interest payments on outstanding debt and dividends to preferred stockholders for purposes of presenting Fixed Charge Coverage and Adjusted Fixed Charge Coverage. Fixed Charges is subject to limitations and qualifications, as, among other things, it does not include all contractual obligations.

Funds From Operations ("NAREIT FFO") and FFO as Adjusted FFO encompasses NAREIT FFO and FFO as Adjusted, each of which is described in detail below. We believe FFO applicable to common shares, diluted FFO applicable to common shares, and diluted FFO per common share are important supplemental non-GAAP measures of operating performance for a REIT. Because the historical cost accounting convention used for real estate assets utilizes straight-line depreciation (except on land), such accounting presentation implies that the value of real estate assets diminishes predictably over time. Since real estate values instead have historically risen and fallen with market conditions, presentations of operating results for a REIT that use historical cost accounting for depreciation could be less informative. The term FFO was designed by the REIT industry to address this issue.

NAREIT FFO. FFO, as defined by the National Association of Real Estate Investment Trusts ("NAREIT"), is net income (loss) applicable to common shares (computed in accordance with GAAP), excluding gains or losses from sales of depreciable property, including any current and deferred taxes directly associated with sales of depreciable property, impairments of, or related to, depreciable real estate, plus real estate and other real estate-related depreciation and amortization, and adjustments to compute our share of NAREIT FFO and FFO as Adjusted (see below) from joint ventures. Adjustments for joint ventures are calculated to reflect our pro-rata share of both our consolidated and unconsolidated joint ventures. We reflect our share of NAREIT FFO for unconsolidated joint ventures by applying our actual ownership percentage for the period to the applicable reconciling items on an entity by entity basis. For consolidated joint ventures in which we do not own 100%, we reflect our share of the equity by adjusting our NAREIT FFO to remove the third party ownership share of the applicable reconciling items based on actual ownership percentage for the applicable periods. Our pro-rata share information is prepared on a basis consistent with the comparable consolidated amounts, is intended to reflect our proportionate economic interest in the operating results of properties in our portfolio and is calculated by applying our actual ownership percentage for the period. We do not control the unconsolidated joint ventures, and the pro-rata presentations of reconciling items included in NAREIT FFO do not represent our legal claim to such items. The joint venture members or partners are entitled to profit or loss allocations and distributions of cash flows according to the joint venture agreements, which provide for such allocations generally according to their invested capital.

The presentation of pro-rata information has limitations, which include, but are not limited to, the following: (i) the amounts shown on the individual line items were derived by applying our overall economic ownership interest percentage determined when applying the equity method of accounting and do not necessarily represent our legal claim to the assets and liabilities, or the revenues and expenses and (ii) other companies in our industry may calculate their pro-rata interest differently, limiting the usefulness as a comparative measure. Because of these limitations, the pro-rata financial information should not be considered independently or as a substitute for our financial statements as reported under GAAP. We compensate for these limitations by relying primarily on our GAAP financial statements, using the pro-rata financial information as a supplement.

NAREIT FFO does not represent cash generated from operating activities in accordance with GAAP, is not necessarily indicative of cash available to fund cash needs and should not be considered an alternative to net income (loss). We compute NAREIT FFO in accordance with the current NAREIT definition; however, other REITs may report NAREIT FFO differently or have a different interpretation of the current NAREIT definition from ours.

FFO as Adjusted. In addition, we present NAREIT FFO on an adjusted basis before the impact of non-comparable items including, but not limited to, transaction-related items, other impairments (recoveries) and other losses (gains), losses (gains) from the sale of non-depreciable assets, restructuring and severance related charges, prepayment costs (benefits) associated with early retirement or payment of debt, litigation costs (recoveries), casualty-related charges (recoveries), foreign currency remeasurement losses (gains), deferred tax asset valuation allowances, and changes in tax legislation ("FFO as Adjusted"). Transaction-related items include transaction expenses and gains/charges incurred as a result of mergers and acquisitions and lease amendment or termination activities. Prepayment costs (benefits) associated with early retirement of debt include the write-off of unamortized deferred financing fees, or additional costs, expenses, discounts, make-whole payments, penalties or premiums incurred as a result of early retirement or payment of debt. Management believes that FFO as Adjusted provides a meaningful supplemental measurement of our FFO run-rate and is frequently used by analysts, investors, and other interested parties in the evaluation of our performance as a REIT. At the same time that NAREIT created and defined its FFO measure for the REIT industry, it also recognized that "management of each of its member companies has the responsibility and authority to publish financial information that it regards as useful to the financial community." We believe stockholders, potential investors, and financial analysts who review our operating performance are best served by an FFO run-rate earnings measure that includes certain other adjustments to net income (loss), in addition to adjustments made to arrive at the NAREIT defined measure of FFO. FFO as Adjusted is used by management in analyzing our business and the performance of our properties and we believe it is important that stockholders, potential investors, and financial analysts understand this measure used by management. We use FFO as Adjusted to: (i) evaluate our performance in comparison with expected results and results of previous periods, relative to resource allocation decisions, (ii) evaluate the performance of our management, (iii) budget and forecast future results to assist in the allocation of resources, (iv) assess our performance as compared with similar real estate companies and the industry in general, and (v) evaluate how a specific potential investment will impact our future results. Other REITs or real estate companies may use different methodologies for calculating an adjusted FFO measure, and accordingly, our FFO as Adjusted may not be comparable to those reported by other REITs.

Investment and Portfolio Investment Represents: (i) the carrying amount of real estate assets and intangibles, after adding back accumulated depreciation and amortization and (ii) the carrying amount of DFLs and Debt Investments. Portfolio Investment also includes our pro rata share of the real estate assets and intangibles held in our unconsolidated JVs, presented on the same basis as Investment, and excludes noncontrolling interests' pro rata share of the real estate assets and intangibles held in our consolidated JVs, presented on the same basis. Investment and Portfolio Investment exclude land held for development.

Net Debt Enterprise Debt less the carrying amount of cash and cash equivalents as reported in our consolidated financial statements and our pro rata share of cash and cash equivalents from our unconsolidated JVs. Consolidated Debt is the most directly comparable GAAP measure to Net Debt. Net Debt is a supplemental measure of our financial position, which enables both management and investors to analyze our leverage and to compare our leverage to that of other companies.

Healthpeak® PROPERTIES

Net Debt to Adjusted EBITDAre Net Debt divided by Adjusted EBITDAre is a supplemental measure of our ability to decrease our debt. Because we may not be able to use our cash to reduce our debt on a dollar-for-dollar basis, this measure may have material limitations.

Net Operating Income ("NOI") and Cash (Adjusted) NOI NOI and Adjusted NOI are non-U.S. generally accepted accounting principles ("GAAP") supplemental financial measures used to evaluate the operating performance of real estate. NOI is defined as real estate revenues (inclusive of rental and related revenues, resident fees and services, income from direct financing leases, and government grant income and exclusive of interest income), less property level operating expenses (which exclude transition costs); NOI excludes all other financial statement amounts included in net income (loss). Adjusted NOI is calculated as NOI after eliminating the effects of straight-line rents, DFL non-cash interest, amortization of market lease intangibles, termination fees, actuarial reserves for insurance claims that have been incurred but not reported, and the impact of deferred community fee income and expense. NOI and Adjusted NOI include our share of income (loss) generated by unconsolidated joint ventures and exclude noncontrolling interests' share of income (loss) generated by consolidated joint ventures. Adjusted NOI is oftentimes referred to as "Cash NOI." Management believes NOI and Adjusted NOI are important supplemental measures because they provide relevant and useful information by reflecting only income and operating expense items that are incurred at the property level and present them on an unlevered basis. We use NOI and Adjusted NOI to make decisions about resource allocations, to assess and compare property level performance, and to evaluate our Same-Store ("SS") performance, as described below. We believe that net income (loss) is the most directly comparable GAAP measure to NOI and Adjusted NOI. NOI and Adjusted NOI should not be viewed as alternative measures of operating performance to net income (loss) as defined by GAAP since they do not reflect various excluded items. Further, our definitions of NOI and Adjusted NOI may not be comparable to the definitions used by other REITs or real estate companies, as they may use different methodologies for calculating NOI and Adjusted NOI.

Operating expenses generally relate to leased medical office and life science properties, as well as SHOP and CCRC facilities. We generally recover all or a portion of our leased medical office and life science property expenses through tenant recoveries. We present expenses as operating or general and administrative based on the underlying nature of the expense.

Portfolio Adjusted NOI Portfolio Adjusted NOI is Portfolio Cash Real Estate Revenues less Portfolio Cash Operating Expenses.

Portfolio Cash Operating Expenses Consolidated cash operating expenses plus the Company's pro rata share of cash operating expenses from its unconsolidated JVs less noncontrolling interests' pro rata share of cash operating expenses from consolidated JVs. Portfolio Cash Operating Expenses represent property level operating expenses (which exclude transition costs) after eliminating the effects of straight-line rents, lease termination fees, actuarial reserves for insurance claims that have been incurred but not reported, and the impact of deferred community fee expense.

Portfolio Income Cash (Adjusted) NOI plus interest income plus our pro rata share of Cash (Adjusted) NOI from our unconsolidated JVs less noncontrolling interests' pro rata share of Cash (Adjusted) NOI from consolidated JVs.

Portfolio Real Estate Revenues and Portfolio Cash Real Estate Revenues Portfolio Real Estate Revenues include rental related revenues, resident fees and services, income from DFLs, and government grant income which is included in Other income (expense), net in our Consolidated Statement of Operations. Portfolio Real Estate Revenues include the Company's pro rata share from unconsolidated JVs presented on the same basis and exclude noncontrolling interests' pro rata share from consolidated JVs presented on the same basis. Portfolio Cash Real Estate Revenues include Portfolio Real Estate Revenues after eliminating the effects of straight-line rents, DFL non-cash interest, amortization of market lease intangibles, lease termination fees, and the impact of deferred community fee income.

Revenue Per Occupied Room ("REVPOR") CCRC The 3-month average Cash Real Estate Revenues per occupied unit excluding Cash NREFs for the most recent period available. REVPOR CCRC excludes newly completed assets under lease-up, assets sold, acquired or converted to a new operating structure (such as triple-net to SHOP) during the relevant period, assets in redevelopment, assets that are held for sale, and assets that experienced a casualty event that significantly impacted operations. REVPOR cannot be derived from the information presented for the CCRC portfolio as units reflect 100% of the unit capacities for unconsolidated JVs and revenue is at the Company's pro rata share. REVPOR CCRC is a non-GAAP supplemental financial measure used to evaluate the revenue-generating capacity and profit potential of our CCRC assets independent of fluctuating occupancy rates. It is also used in comparison against industry and competitor statistics, if known, to evaluate the quality of our CCRC assets.

REVPOR Other The 3-month average Cash Real Estate Revenues per occupied unit for the most recent period available. REVPOR Other excludes newly completed assets under lease-up, assets sold, acquired or converted to a new operating structure during the relevant period, assets in redevelopment, assets that are held for sale, and assets that experienced a casualty event that significantly impacted operations. REVPOR cannot be derived from the information presented for the Other portfolio as units reflect 100% of the unit capacities for unconsolidated JVs and revenue is at the Company's pro rata share. REVPOR Other is a non-GAAP supplemental financial measure used to evaluate the revenue-generating capacity and profit potential of our other assets independent of fluctuating occupancy rates. It is also used in comparison against industry and competitor statistics, if known, to evaluate the quality of our other assets.

REVPOR SHOP The 3-month average Cash Real Estate Revenues per occupied unit for the most recent period available. REVPOR SHOP excludes newly completed assets under lease-up, assets sold, acquired or converted to a new operating structure (such as triple-net to SHOP) during the relevant period, assets in redevelopment, assets that are held for sale, and assets that experienced a casualty event that significantly impacted operations. REVPOR cannot be derived from the information presented for the SHOP portfolio as units reflect 100% of the unit capacities for unconsolidated JVs and revenue is at the Company's pro rata share. REVPOR SHOP is a non-GAAP supplemental financial measure used to evaluate the revenue-generating capacity and profit potential of our SHOP assets independent of fluctuating occupancy rates. It is also used in comparison against industry and competitor statistics, if known, to evaluate the quality of our SHOP assets.

RIDEA A structure whereby a taxable REIT subsidiary is permitted to rent a healthcare facility from its parent REIT and hire an independent contractor to operate the facility.

Same-Store ("SS") Same-Store NOI and Cash (Adjusted) NOI information allows us to evaluate the performance of our property portfolio under a consistent population by eliminating changes in the composition of our consolidated portfolio of properties. Same-Store Adjusted NOI excludes amortization of deferred revenue from tenant-funded improvements and certain non-property specific operating expenses that are allocated to each operating segment on a consolidated basis.

Properties are included in Same-Store once they are stabilized for the full period in both comparison periods. Newly acquired operating assets are generally considered stabilized at the earlier of lease-up (typically when the tenant(s) control(s) the physical use of at least 80% of the space) or 12 months from the acquisition date. Newly completed developments and redevelopments are considered stabilized at the earlier of lease-up or 24 months from the date the property is placed in service. Properties that experience a change in reporting structure, such as a conversion from a triple-net lease to a RIDEA reporting structure, are considered stabilized after 12 months in operations under a consistent reporting structure. A property is removed from Same-Store when it is classified as held for sale, sold, placed into redevelopment, experiences a casualty event that significantly impacts operations, a change in reporting structure or operator transition has been agreed to, or a significant tenant relocates from a Same-Store property to a non Same-Store property and that change results in a corresponding increase in revenue. We do not report Same-Store metrics for our other non-reportable segments.

Secured Debt Ratio Enterprise Secured Debt divided by Enterprise Gross Assets. Secured Debt Ratio is a supplemental measure of our financial position, which enables both management and investors to analyze our leverage and to compare our leverage to that of other companies. Our pro rata share information is calculated by applying our actual ownership percentage for the period and excludes debt funded by us to our JVs. Our pro rata share of Total Secured Debt from our unconsolidated JVs is not intended to reflect our actual liability or ability to access assets should there be a default under any or all such loans or a liquidation of the JVs.

Segments The Company's diverse portfolio is comprised of investments in the following reportable healthcare segments: (i) life science; (ii) medical office; (iii) continuing care retirement community ("CCRC"), and (iv) other non-reportable segment. During 2020, the Company established and began executing a plan to dispose of its senior housing triple-net and Senior Housing Operating ("SHOP") portfolios, which until the quarter ended December 31, 2020 had separately been disclosed as two segments.

Share of Consolidated Joint Ventures ("JVs") Noncontrolling interests' pro rata share information is prepared by applying noncontrolling interests' actual ownership percentage for the period and is intended to reflect noncontrolling interests' proportionate economic interest in the financial position and operating results of properties in our portfolio.

Share of Unconsolidated Joint Ventures Our pro rata share information is prepared by applying our actual ownership percentage for the period and is intended to reflect our proportionate economic interest in the financial position and operating results of properties in our portfolio.

Stabilized / Stabilization Newly acquired operating assets are generally considered Stabilized at the earlier of lease-up (typically when the tenant(s) control(s) the physical use of at least 80% of the space) or 12 months from the acquisition date. Newly completed developments and redevelopments are considered Stabilized at the earlier of lease-up or 24 months from the date the property is placed in service. Properties that experience a change in reporting structure, such as a conversion from a triple-net lease to a RIDEA reporting structure, are considered stabilized after 12 months in operations under a consistent reporting structure.

Reconciliations

In thousands

Funds From Operations

	Three Months Ended March 31,	
	2021	**2020**
Net income (loss) applicable to common shares	$ 143,337	$ 277,464
Real estate related depreciation and amortization[1]	157,538	189,276
Healthpeak's share of real estate related depreciation and amortization from unconsolidated joint ventures	4,453	29,610
Noncontrolling interests' share of real estate related depreciation and amortization	(4,881)	(4,852)
Other real estate-related depreciation and amortization	—	1,237
Loss (gain) on sales of depreciable real estate, net[1]	(259,662)	(164,869)
Healthpeak's share of loss (gain) on sales of depreciable real estate, net, from unconsolidated joint ventures	—	(7,729)
Loss (gain) upon change of control, net[2]	(1,042)	(167,434)
Taxes associated with real estate dispositions	490	(11,876)
Impairments (recoveries) of depreciable real estate, net[1]	—	30,722
NAREIT FFO applicable to common shares	40,233	171,549
Distributions on dilutive convertible units and other	—	1,637
Diluted NAREIT FFO applicable to common shares	$ 40,233	$ 173,186
Weighted average shares outstanding - diluted NAREIT FFO	539,016	513,123
Impact of adjustments to NAREIT FFO:		
Transaction-related items[3]	$ 4,113	$ 92,379
Other impairments (recoveries) and other losses (gains), net[4]	3,242	(33,306)
Restructuring and severance related charges	2,463	—
Loss (gain) on debt extinguishments	164,292	(833)
Litigation costs (recoveries)	—	106
Casualty-related charges (recoveries), net	1,048	—
Foreign currency remeasurement losses (gains)	—	10
Tax rate legislation impact[5]	—	(2,892)
Total adjustments	175,158	55,464
FFO as Adjusted applicable to common shares	215,391	227,013
Distributions on dilutive convertible units and other	1,940	1,549
Diluted FFO as Adjusted applicable to common shares	$ 217,331	$ 228,562
Weighted average shares outstanding - diluted FFO as Adjusted	546,342	513,123
Diluted earnings per common share	$ 0.27	$ 0.54
Depreciation and amortization	0.29	0.42
Loss (gain) on sales of depreciable real estate, net	(0.48)	(0.33)
Loss (gain) upon change of control, net[1]	(0.01)	(0.33)
Taxes associated with real estate dispositions	0.00	(0.02)
Impairments (recoveries) of depreciable real estate, net	—	0.06
Diluted NAREIT FFO per common share	$ 0.07	$ 0.34
Transaction-related items[3]	0.01	0.18
Other impairments (recoveries) and other losses (gains), net[4]	0.01	(0.06)
Restructuring and severance related charges	0.01	—
Loss (gain) on debt extinguishments	0.30	0.00
Tax rate legislation impact[5]	—	(0.01)
Diluted FFO as Adjusted per common share	$ 0.40	$ 0.45

Healthpeak® PROPERTIES

Reconciliations

In thousands

Adjusted Funds From Operations

	Three Months Ended March 31,	
	2021	2020
FFO as Adjusted applicable to common shares	$ 215,391	$ 227,013
Amortization of stock-based compensation	4,364	3,987
Amortization of deferred financing costs	2,213	2,582
Straight-line rents	(9,135)	(6,229)
AFFO capital expenditures	(20,710)	(21,791)
Lease restructure payments	377	291
Deferred income taxes	(1,723)	4,787
Other AFFO adjustments	(5,979)	(3,064)
AFFO applicable to common shares	184,798	207,576
Distributions on dilutive convertible units and other	1,337	1,638
Diluted AFFO applicable to common shares	**$ 186,135**	**$ 209,214**
Weighted average shares outstanding - diluted AFFO	544,517	513,123

(1) This amount can be reconciled by combining the balances from the corresponding line of the Consolidated Statements of Operations and the detailed financial information in the Discontinued Operations Reconciliation section of the Supplemental Report.

(2) For the three months ended March 31, 2020, includes a $170 million gain upon consolidation of 13 continuing care retirement communities ("CCRCs") in which we acquired Brookdale's interest and began consolidating during the first quarter of 2020. Gains and losses upon change of control are included in other income (expense), net in the Consolidated Statements of Operations.

(3) For the three months ended March 31, 2020, includes the termination fee and transition fee expenses related to terminating the management agreements with Brookdale for 13 CCRCs and transitioning those communities to Life Care Services, LLC, partially offset by the tax benefit recognized related to those expenses. The expenses related to terminating management agreements are included in operating expenses in the Consolidated Statements of Operations.

(4) For the three months ended March 31, 2021 and 2020, includes reserves for loan losses under the current expected credit losses accounting standard in accordance with Accounting Standards Codification 326, *Financial Instruments – Credit Losses ("ASC 326")*. The three months ended March 31, 2020 also includes a gain on sale of a hospital that was in a direct financing lease ("DFL") which is included in other income (expense), net in the Consolidated Statements of Operations.

(5) For the three months ended March 31, 2020, represents the tax benefit from the CARES Act, which extended the net operating loss carryback period to five years.

Healthpeak PROPERTIES

Per share data

Projected Future Operations[1]

	Full Year 2021			
	Low		High	
Diluted earnings per common share	$	0.98	$	1.06
Real estate related depreciation and amortization		1.22		1.22
Healthpeak's share of real estate related depreciation and amortization from unconsolidated joint ventures		0.03		0.03
Noncontrolling interests' share of real estate related depreciation and amortization		(0.03)		(0.03)
Loss (gain) on sales of depreciable real estate, net		(1.12)		(1.12)
Noncontrolling interests' share of gain (loss) on sale of depreciable real estate, net		0.01		0.01
Diluted NAREIT FFO per common share	$	1.09	$	1.17
Transaction-related items		0.01		0.01
Other impairments (recoveries) and other losses (gains), net[2]		0.06		0.06
Loss (gain) on extinguishment of debt		0.37		0.37
Diluted FFO as adjusted per common share	$	1.53	$	1.61

(1) The foregoing projections reflect management's view of current and future market conditions as of May 4, 2021 including assumptions with respect to rental rates, occupancy levels, development items, and the earnings impact of the events referenced in our earnings press release for the quarter ended March 31, 2021 that was issued on May 4, 2021. However, these projections do not reflect the impact of unannounced future transactions, except as described herein, other impairments or recoveries, the future bankruptcy or insolvency of our operators, lessees, borrowers or other obligors, the effect of any future restructuring of our contractual relationships with such entities, gains or losses on marketable securities, ineffectiveness related to our cash flow hedges, or larger than expected litigation settlements and expenses related to existing or future litigation matters. Our actual results may differ materially from the projections set forth above. The aforementioned ranges represent management's best estimates based upon the underlying assumptions as of May 4, 2021. Except as otherwise required by law, management assumes no, and hereby disclaims any, obligation to update any of the foregoing projections as a result of new information or new or future developments.

(2) The majority of the balance represents the anticipated write off of goodwill related to the disposition of NNN and SHOP portfolios.

Reconciliations

In millions

Projected SS Cash NOI[(1)(2)]

For the projected year 2021 (low)

	Life Science	Medical Office	CCRC[(3)]	Other[(4)]	Corporate Adjustments and Discontinued Operations	Total
Portfolio Cash (Adjusted) NOI[(5)]	$ 491	$ 405	$ 87	$ 10	$ 15	$ 1,008
Interest income	—	—	—	23	—	23
Portfolio Income	491	405	87	33	15	1,031
Interest income	—	—	—	(23)	—	(23)
Non-cash adjustments to cash NOI[(6)]	40	10	11	—	(9)	52
NOI	531	415	97	10	6	1,060
Non-SS NOI	(179)	(85)	(80)	(10)	(6)	(361)
SS NOI	353	330	17	—	—	700
Non-cash adjustments to SS NOI[(6)]	(11)	(5)	—	—	—	(17)
SS Cash (Adjusted) NOI	$ 342	$ 325	$ 17	$ —	$ —	$ 683
Addback adjustments[(7)]						378
Other income and expenses[(8)]						658
Costs and expenses[(9)]						(1,134)
Other impairments (recoveries), net[(10)]						(32)
Net income (loss)						$ 552

For the projected year 2021 (high)

	Life Science	Medical Office	CCRC[(3)]	Other[(4)]	Corporate Adjustments and Discontinued Operations	Total
Portfolio Cash (Adjusted) NOI[(5)]	$ 500	$ 409	$ 111	$ 20	$ 17	$ 1,056
Interest income	—	—	—	33	—	33
Portfolio Income	500	409	111	53	17	1,089
Interest income	—	—	—	(33)	—	(33)
Non-cash adjustments to cash NOI[(6)]	40	10	(4)	—	(9)	38
NOI	540	419	107	20	8	1,094
Non-SS NOI	(184)	(86)	(86)	(20)	(8)	(384)
SS NOI	356	333	21	—	—	710
Non-cash adjustments to SS NOI[(6)]	(12)	(5)	—	—	—	(17)
SS Cash (Adjusted) NOI	$ 345	$ 328	$ 21	$ —	$ —	$ 693
Addback adjustments[(7)]						402
Other income and expenses[(8)]						668
Costs and expenses[(9)]						(1,134)
Other impairments (recoveries), net[(10)]						(32)
Net income (loss)						$ 596

Healthpeak® PROPERTIES

Reconciliations

In millions

For the year ended December 31, 2020

	Life Science	Medical Office	CCRC[3]	Other[4]	Corporate Adjustments and Discontinued Operations	Total
Portfolio Cash (Adjusted) NOI[5]	$ 411	$ 390	$ 113	$ 21	$ 204	$ 1,140
Interest income	—	—	—	17	—	17
Portfolio Income	411	390	113	38	204	1,156
Interest income	—	—	—	(17)	—	(17)
Non-cash adjustments to cash NOI[6]	20	6	(97)	(1)	(16)	(88)
NOI	431	396	16	21	188	1,052
Non-SS NOI	(93)	(70)	8	(21)	(188)	(364)
SS NOI	338	325	25	—	—	688
Non-cash adjustments to SS NOI[6]	(12)	(6)	—	—	—	(18)
SS Cash (Adjusted) NOI	$ 327	$ 319	$ 25	$ —	$ —	$ 670
Addback adjustments[7]						382
Other income and expenses[8]						721
Costs and expenses[9]						(1,101)
Other impairments (recoveries), net						(244)
Net income (loss)						$ 428

Projected SS Cash NOI Changed for the full year 2021

	Life Science	Medical Office	CCRC	Total
Low	4.50 %	1.75 %	(30.00)%	1.75 %
High	5.50 %	2.75 %	(15.00)%	3.25 %

(1) The foregoing projections reflect management's view of current and future market conditions as of May 4, 2021 including assumptions with respect to rental rates, occupancy levels, development items, and the earnings impact of the events referenced in our earnings press release for the quarter ended March 31, 2021 that was issued on May 4, 2021. However, these projections do not reflect the impact of unannounced future transactions, except as described herein, other impairments or recoveries, the future bankruptcy or insolvency of our operators, lessees, borrowers or other obligors, the effect of any future restructuring of our contractual relationships with such entities, gains or losses on marketable securities, ineffectiveness related to our cash flow hedges, or larger than expected litigation settlements and expenses related to existing or future litigation matters. Our actual results may differ materially from the projections set forth above. The aforementioned ranges represent management's best estimates based upon the underlying assumptions as of May 4, 2021. Except as otherwise required by law, management assumes no, and hereby disclaims any, obligation to update any of the foregoing projections as a result of new information or new or future developments.

(2) May not foot, cross foot, or recalculate due to rounding and adjustments made to SS high and low ranges reported by segments.

(3) The 13 CCRCs operated by LCS are not included in the 2021 full year SS pools, however, are included in Portfolio Cash NOI with the low of $70 million and high of $90 million.

(4) Portfolio Cash NOI for Other represents the Company's share of its unconsolidated investment in SWF SH JV portfolio, with the low of $10 million and the high of $20 million.

(5) Represents rental and related revenues, tenant recoveries, resident fees and services, and other income from DFLs, less property level operating expenses, including our share of joint ventures.

(6) Represents straight-line rents, DFL non-cash interest, amortization of market lease intangibles, net, the deferral of community fees, net of amortization, management contract termination expense, actuarial reserves for insurance claims that have been incurred but not reported, and lease termination fees.

(7) Represents non-SS NOI and non-cash adjustments to SS NOI.

(8) Represents interest income, gain (loss) on sales of real estate, net, other income (expense), net, income taxes benefit (expense), and equity income (loss) from unconsolidated joint ventures, excluding NOI.

(9) Represents interest expense, depreciation and amortization, general and administrative, transaction costs, and loss on debt extinguishments.

(10) The majority of the balance represents the anticipated write off of goodwill related to the disposition of NNN and SHOP portfolios.

Healthpeak ® PROPERTIES

In thousands

Enterprise Gross Assets and Portfolio Investment

	March 31, 2021							
	Life Science	Medical Office	CCRC	Other	Senior Housing Triple-net[1]	SHOP[1]	Corporate Non-segment	Total
Consolidated total assets[2]	$ 6,535,764	$ 3,964,297	$ 2,157,139	$ 1,104,942	$ 92,330	$ 1,191,954	$ 147,500	$ 15,193,926
Investments in and advances to unconsolidated JVs [3]	(24,786)	(9,613)	(6,481)	(358,961)	—	(5,776)	—	(405,617)
Accumulated depreciation and amortization[4]	1,045,315	1,583,000	219,958	—	34,840	189,832	—	3,072,945
Consolidated Gross Assets	$ 7,556,293	$ 5,537,684	$ 2,370,616	$ 745,981	$ 127,170	$ 1,376,010	$ 147,500	$ 17,861,254
Healthpeak's share of unconsolidated JV gross assets	53,699	18,538	68,720	471,902	—	26,922	—	639,781
Enterprise Gross Assets	$ 7,609,992	$ 5,556,222	$ 2,439,336	$ 1,217,883	$ 127,170	$ 1,402,932	$ 147,500	$ 18,501,035
Land held for development	(73,270)	(3,252)	—	—	—	—	—	(76,522)
Fully depreciated real estate and intangibles	387,171	498,275	14,294	—	13,080	153,775	—	1,066,595
Non-real estate related assets[5]	(234,660)	(345,468)	(202,186)	15,726	(17,284)	(87,773)	(147,500)	(1,019,145)
Real estate intangible liabilities	(172,633)	(102,032)	—	—	(1,797)	(1,003)	—	(277,465)
Noncontrolling interests' share of consolidated JVs real estate and related intangibles	(3,637)	(386,916)	—	—	—	(1,780)	—	(392,333)
Portfolio Investment	$ 7,512,963	$ 5,216,829	$ 2,251,444	$ 1,233,609	$ 121,169	$ 1,466,151	$ —	$ 17,802,165

(1) During 2020, the Company established and began executing a plan to dispose of its senior housing triple-net and SHOP properties. As of December 31, 2020, the Company concluded the planned dispositions represented a strategic shift and therefore, as of March 31, 2021 the assets meeting the held for sale criteria on or before March 31, 2021 are classified as assets held for sale on the Consolidated Balance Sheet as disclosed within the Earnings Release and Supplemental Report.

(2) Consolidated total assets represents total assets on the Consolidated Balance Sheet as of March 31, 2021 presented on page 8 within the Earnings Release and Supplemental Report for the quarter ended March 31, 2021.

(3) Includes investments in and advances to unconsolidated JVs of $5.8 million in assets held for sale.

(4) Accumulated depreciation and amortization includes accumulated depreciation for real estate, accumulated amortization for real estate related intangible assets, and accumulated amortization for right-of-use assets.

(5) Balance includes Cash and cash equivalents, Restricted cash, Loans receivable, net of reserves, Accounts receivable, net of allowance, Right-of-use asset, net, and Other assets, net.

12

Healthpeak® PROPERTIES

In thousands

Capital Expenditures

	Three Months Ended March 31, 2021		Three Months Ended March 31, 2020	
Total capital expenditures at share[1]	$	172,877	$	239,390
Less: AFFO capital expenditures at share[1]		(21,194)		(23,734)
Non AFFO capital expenditures at share		151,683		215,656
Adjustment for Healthpeak's share of unconsolidated JV		(3,668)		(7,153)
Adjustment for noncontrolling interests' share of consolidated JVs		380		1,343
Consolidated non AFFO capital expenditures		148,405		209,846
Decrease (Increase) in construction payable		(12,504)		(443)
Other		(562)		15
Development, redevelopment, and other major improvements of real estate[2]	**$**	**135,339**	**$**	**209,418**
AFFO capital expenditures at share[1]	$	21,194	$	23,734
Adjustment for Healthpeak's share of unconsolidated JV		(723)		(2,019)
Adjustment for noncontrolling interests' share of consolidated JVs	$	239	$	76
Leasing costs, tenant improvements, and recurring capital expenditures[2]	**$**	**20,710**	**$**	**21,791**

(1) Total capital expenditures at share and AFFO capital expenditures at share are presented inclusive of unconsolidated JVs and exclusive of noncontrolling interest within the Supplemental Reports for the first quarter ended March 31, 2021 and 2020 on pages 22 of their respective Earnings Release and Supplemental Reports for the periods then ended.

(2) Represents the financial statement lines items of *Development, redevelopment, and other major improvements of real estate* and *Lease costs, tenant improvements, and recurring capital expenditures* as presented within the Consolidated Statement of Cash Flows for the quarters ended March 31, 2021 and 2020.

.

Healthpeak®
PROPERTIES

In thousands

Revenues[1][2]

	Three Months Ended				
	March 31, 2020	June 30, 2020	September 30, 2020	December 31, 2020	March 31, 2021
Life Science	$ 128,883	$ 138,496	$ 148,702	$ 153,215	$ 169,934
Medical Office	156,641	151,844	155,381	158,532	160,201
CCRC	91,780	113,926	115,031	115,757	116,128
Other	3,750	4,292	4,452	4,193	9,013
Senior Housing Triple-net	33,135	24,589	24,558	16,807	5,228
SHOP	170,961	155,293	149,615	144,173	72,998
Total revenues	$ 585,150	$ 588,440	$ 597,739	$ 592,677	$ 533,502
Life Science	—	—	—	—	—
Medical Office	—	—	—	—	—
CCRC	—	11,871	1,761	2,566	1,310
Other	—	—	—	—	—
Senior Housing Triple-net	—	—	—	—	—
SHOP	—	2,209	392	12,774	3,232
Government grant income	$ —	$ 14,080	$ 2,153	$ 15,340	$ 4,542
Life Science	—	—	—	—	—
Medical Office	—	—	—	—	—
CCRC	—	—	—	—	—
Other	(3,688)	(4,230)	(4,443)	(4,192)	(9,013)
Senior Housing Triple-net	—	—	—	—	—
SHOP	—	—	—	—	—
Less: Interest income	$ (3,688)	$ (4,230)	$ (4,443)	$ (4,192)	$ (9,013)
Life Science	—	—	—	448	1,337
Medical Office	695	691	699	687	715
CCRC	21,647	4,781	4,295	4,669	4,488
Other	20,194	18,682	17,853	17,294	16,753
Senior Housing Triple-net	—	—	—	—	—
SHOP	5,657	6,002	5,947	4,625	875
Healthpeak's share of unconsolidated JVs real estate revenues	$ 48,193	$ 30,156	$ 28,794	$ 27,723	$ 24,168
Life Science	—	—	—	—	—
Medical Office	—	—	—	—	—
CCRC	—	534	246	140	199
Other	—	270	49	40	227
Senior Housing Triple-net	—	—	—	—	—
SHOP	—	—	—	61	—
Healthpeak's share of unconsolidated JVs government grant income	$ —	$ 804	$ 295	$ 241	$ 426
Life Science	(52)	(57)	(66)	(64)	(65)
Medical Office	(8,640)	(8,347)	(8,788)	(8,822)	(8,926)
CCRC	—	—	—	—	—
Other	—	—	—	—	—
Senior Housing Triple-net	—	—	—	—	—
SHOP	(538)	(504)	(459)	(134)	(52)
Noncontrolling interests' share of consolidated JVs real estate revenues	$ (9,230)	$ (8,908)	$ (9,313)	$ (9,020)	$ (9,043)

Continued

Healthpeak® PROPERTIES

In thousands

Revenue[1][2]

	Three Months Ended				
	March 31, 2020	June 30, 2020	September 30, 2020	December 31, 2020	March 31, 2021
Life Science	$ —	$ —	$ —	$ —	$ —
Medical Office	—	—	—	—	—
CCRC	—	—	—	—	—
Other	—	—	—	—	—
Senior Housing Triple-net	—	—	—	—	—
SHOP	—	—	—	(14)	—
Noncontrolling interests' share of consolidated JVs government grant income	$ —	$ —	$ —	$ (14)	$ —
Life Science	128,831	138,439	148,636	153,599	171,206
Medical Office	148,696	144,188	147,292	150,397	151,990
CCRC	113,427	131,112	121,333	123,132	122,125
Other	20,256	19,014	17,911	17,335	16,980
Senior Housing Triple-net	33,135	24,589	24,558	16,807	5,228
SHOP	176,080	163,000	155,495	161,485	77,053
Portfolio Real Estate Revenues	$ 620,425	$ 620,342	$ 615,225	$ 622,755	$ 544,582
Life Science	(4,293)	(2,793)	(8,343)	(4,757)	(11,819)
Medical Office	(1,643)	(1,113)	(2,371)	(3,003)	(2,556)
CCRC	(177)	(4)	22	(1)	8
Other	(66)	38	44	4	88
Senior Housing Triple-net	(3,388)	(20)	79	4,962	146
SHOP	615	68	(244)	20	42
Non-cash adjustments to Portfolio Real Estate Revenues	$ (8,952)	$ (3,824)	$ (10,813)	$ (2,775)	$ (14,091)
Life Science	124,538	135,646	140,293	148,842	159,387
Medical Office	147,053	143,075	144,921	147,394	149,434
CCRC	113,250	131,108	121,355	123,131	122,133
Other	20,190	19,052	17,955	17,339	17,068
Senior Housing Triple-net	29,747	24,569	24,637	21,769	5,374
SHOP	176,695	163,068	155,251	161,505	77,095
Portfolio Cash Real Estate Revenues	$ 611,473	$ 616,518	$ 604,412	$ 619,980	$ 530,491
Life Science	4,293	2,793	8,343	4,757	11,819
Medical Office	1,643	1,113	2,371	3,003	2,556
CCRC	177	4	(22)	1	(8)
Other	66	(38)	(44)	(4)	(88)
Senior Housing Triple-net	3,388	20	(79)	(4,962)	(146)
SHOP	(615)	(68)	244	(20)	(42)
Non-cash adjustments to Portfolio Real Estate Revenues	$ 8,952	$ 3,824	$ 10,813	$ 2,775	$ 14,091
Life Science	(20,163)	(26,833)	(32,155)	(42,549)	(54,551)
Medical Office	(19,355)	(17,665)	(16,099)	(20,216)	(20,882)
CCRC	(92,420)	(111,371)	(103,317)	(103,195)	(103,138)
Other	(20,256)	(19,014)	(17,911)	(17,335)	(16,980)
Senior Housing Triple-net	(33,135)	(24,589)	(24,558)	(16,807)	(5,228)
SHOP	(176,080)	(163,000)	(155,495)	(161,485)	(77,053)
Non-SS Portfolio Real Estate Revenues	$ (361,409)	$ (362,472)	$ (349,535)	$ (361,587)	$ (277,832)

Continued

Healthpeak ®
PROPERTIES

In thousands

Revenue[1][2]

	Three Months Ended				
	March 31, 2020	June 30, 2020	September 30, 2020	December 31, 2020	March 31, 2021
Life Science	$ 108,668	$ 111,606	$ 116,481	$ 111,050	$ 116,655
Medical Office	129,341	126,523	131,193	130,181	131,108
CCRC	21,007	19,741	18,016	19,937	18,987
Other	—	—	—	—	—
Senior Housing Triple-net	—	—	—	—	—
SHOP	—	—	—	—	—
Portfolio Real Estate Revenue - SS	$ 259,016	$ 257,870	$ 265,690	$ 261,168	$ 266,750
Life Science	(4,328)	(2,388)	(5,139)	516	(3,984)
Medical Office	(2,073)	(1,593)	(2,675)	(2,191)	(2,294)
CCRC	—	—	—	—	—
Other	—	—	—	—	—
Senior Housing Triple-net	—	—	—	—	—
SHOP	—	—	—	—	—
Non-cash adjustment to SS Portfolio Real Estate Revenues	$ (6,401)	$ (3,981)	$ (7,814)	$ (1,675)	$ (6,278)
Life Science	104,340	109,218	111,342	111,566	112,671
Medical Office	127,268	124,930	128,518	127,990	128,814
CCRC	21,007	19,741	18,016	19,937	18,987
Other	—	—	—	—	—
Senior Housing Triple-net	—	—	—	—	—
SHOP	—	—	—	—	—
Portfolio Cash Real Estate Revenues - SS	$ 252,615	$ 253,889	$ 257,876	$ 259,493	$ 260,472

---

(1)   In December 2020, as a result of a change in how operating results are reported to the Company's chief operating decision makers, the Company's hospitals were reclassified from other non-reportable segments to the medical office segment and the Company's one remaining unconsolidated investment in a senior housing joint venture was reclassified from the SHOP segment to other non-reportable segments. All prior period segment information has been recast to conform to the current period presentation.

(2)   During 2020, the Company established and began executing a plan to dispose of its senior housing triple-net and SHOP properties. As of December 31, 2020, the Company concluded the planned dispositions represented a strategic shift that has and will have a major effect on the Company's operations and financial results. Therefore, assets meeting the held for sale criteria on or before March 31, 2021 are classified as discontinued operations in all periods presented herein. Additional information regarding discontinued operations can be found at Note 5: Disposition of Real Estate and Discontinued Operations within the Annual Report on Form 10-K and page 39, Discontinued Operations Reconciliation, of the Earnings Release and Supplemental Report for the quarter ended March 31, 2021.

Healthpeak ®
PROPERTIES

Reconciliations

In thousands

Operating Expenses[1][2]

		Three Months Ended			
	March 31, 2020	June 30, 2020	September 30, 2020	December 31, 2020	March 31, 2021
Life Science	$ 30,201	$ 34,205	$ 36,714	$ 36,885	$ 39,461
Medical Office	50,694	49,355	51,436	52,523	51,121
CCRC	156,482	94,248	94,992	94,806	91,179
Other	—	—	—	—	—
Senior Housing Triple-net	506	526	421	453	294
SHOP	138,130	137,507	130,729	141,953	71,225
Operating expenses	$ 376,013	$ 315,841	$ 314,292	$ 326,620	$ 253,280
Life Science	—	—	—	137	425
Medical Office	275	276	296	282	294
CCRC	18,037	4,826	4,797	4,465	4,745
Other	13,278	13,681	13,485	13,335	12,595
Senior Housing Triple-net	—	—	—	—	—
SHOP	4,676	5,005	4,795	3,830	1,026
Healthpeak's share of unconsolidated JVs operating expenses	$ 36,266	$ 23,788	$ 23,373	$ 22,049	$ 19,085
Life Science	(17)	(18)	(18)	(19)	(20)
Medical Office	(2,600)	(2,507)	(2,630)	(2,545)	(2,504)
CCRC	—	—	—	—	—
Other	—	—	—	—	—
Senior Housing Triple-net	—	—	—	—	—
SHOP	(377)	(411)	(361)	(112)	(49)
Noncontrolling interests' share of consolidated JVs operating expenses	$ (2,994)	$ (2,936)	$ (3,009)	$ (2,676)	$ (2,573)
Life Science	30,184	34,187	36,696	37,003	39,866
Medical Office	48,369	47,124	49,102	50,260	48,911
CCRC	174,519	99,074	99,789	99,271	95,924
Other	13,278	13,681	13,485	13,335	12,595
Senior Housing Triple-net	506	526	421	453	294
SHOP	142,429	142,101	135,163	145,671	72,202
Portfolio Operating Expenses	$ 409,285	$ 336,693	$ 334,656	$ 345,993	$ 269,792
Life Science	(13)	(14)	(13)	(13)	(9)
Medical Office	(649)	(648)	(642)	(647)	(633)
CCRC	(91,738)	(22)	(1,662)	(3,810)	(12)
Other	(18)	(61)	(19)	(313)	(24)
Senior Housing Triple-net	(14)	(61)	(14)	(14)	(4)
SHOP	38	50	1,047	(14,650)	(3,371)
Non-cash adjustments to Portfolio Operating Expenses	$ (92,394)	$ (756)	$ (1,303)	$ (19,447)	$ (4,053)
Life Science	30,171	34,173	36,683	36,990	39,857
Medical Office	47,720	46,476	48,460	49,613	48,278
CCRC	82,781	99,052	98,127	95,461	95,912
Other	13,260	13,620	13,466	13,022	12,571
Senior Housing Triple-net	492	465	407	439	290
SHOP	142,467	142,151	136,210	131,021	68,831
Portfolio Cash Operating Expenses	$ 316,891	$ 335,937	$ 333,353	$ 326,546	$ 265,739

Continued

17

Reconciliations

In thousands

Operating Expenses[1][2]

	Three Months Ended				
	March 31, 2020	June 30, 2020	September 30, 2020	December 31, 2020	March 31, 2021
Life Science	$ 13	$ 14	$ 13	$ 13	$ 9
Medical Office	649	648	642	647	633
CCRC	91,738	22	1,662	3,810	12
Other	18	61	19	313	24
Senior Housing Triple-net	14	61	14	14	4
SHOP	(38)	(50)	(1,047)	14,650	3,371
Non-cash adjustments to Portfolio Operating Expenses	$ 92,394	$ 756	$ 1,303	$ 19,447	$ 4,053
Life Science	(4,941)	(7,839)	(8,584)	(9,381)	(13,030)
Medical Office	(6,333)	(6,152)	(6,228)	(7,243)	(7,108)
CCRC	(160,209)	(85,363)	(86,804)	(85,996)	(82,530)
Other	(13,278)	(13,681)	(13,485)	(13,335)	(12,595)
Senior Housing Triple-net	(506)	(526)	(421)	(453)	(294)
SHOP	(142,429)	(142,101)	(135,163)	(145,671)	(72,202)
Non-SS Portfolio Operating Expenses	$ (327,696)	$ (255,662)	$ (250,685)	$ (262,079)	$ (187,759)
Life Science	25,243	26,348	28,112	27,622	26,836
Medical Office	42,036	40,972	42,874	43,017	41,803
CCRC	14,310	13,711	12,985	13,275	13,394
Other	—	—	—	—	—
Senior Housing Triple-net	—	—	—	—	—
SHOP	—	—	—	—	—
Portfolio Operating Expenses - SS	$ 81,589	$ 81,031	$ 83,971	$ 83,914	$ 82,033
Life Science	(14)	(13)	(13)	(13)	(10)
Medical Office	(644)	(643)	(639)	(635)	(628)
CCRC	—	—	—	—	—
Other	—	—	—	—	—
Senior Housing Triple-net	—	—	—	—	—
SHOP	—	—	—	—	—
Non-cash adjustment to SS Portfolio Operating Expenses	$ (658)	$ (656)	$ (652)	$ (648)	$ (638)
Life Science	25,229	26,335	28,099	27,609	26,826
Medical Office	41,392	40,329	42,235	42,382	41,175
CCRC	14,310	13,711	12,985	13,275	13,394
Other	—	—	—	—	—
Senior Housing Triple-net	—	—	—	—	—
SHOP	—	—	—	—	—
Portfolio Cash Operating Expenses - SS	$ 80,931	$ 80,375	$ 83,319	$ 83,266	$ 81,395

---

(1) In December 2020, as a result of a change in how operating results are reported to the Company's chief operating decision makers, the Company's hospitals were reclassified from other non-reportable segments to the medical office segment and the Company's one remaining unconsolidated investment in a senior housing joint venture was reclassified from the SHOP segment to other non-reportable segments. All prior period segment information has been recast to conform to the current period presentation.

(2) During 2020, the Company established and began executing a plan to dispose of its senior housing triple-net and SHOP properties. As of December 31, 2020, the Company concluded the planned dispositions represented a strategic shift that has and will have a major effect on the Company's operations and financial results. Therefore, assets meeting the held for sale criteria on or before March 31, 2021 are classified as discontinued operations in all periods presented herein. Additional information regarding discontinued operations can be found at Note 5: Disposition of Real Estate and Discontinued Operations within the Annual Report on Form 10-K and page 39, Discontinued Operations Reconciliation, of the Earnings Release and Supplemental Report for the quarter ended March 31, 2021.

Healthpeak®
PROPERTIES

In thousands

Stabilized Held for Sale ("HFS")

Senior Housing Triple-Net

| | Three Months Ended | | | | |
Revenue	March 31, 2020	June 30, 2020	September 30, 2020	December 31, 2020	March 31, 2021
Portfolio Cash Real Estate Revenues[1]	$ 29,747	$ 24,569	$ 24,637	$ 21,769	$ 5,374
Non-stabilized Portfolio Cash Real Estate Revenues	(28,544)	(23,356)	(23,420)	(20,552)	(4,147)
Stabilized HFS Portfolio Cash Real Estate Revenues	**$ 1,203**	**$ 1,213**	**$ 1,217**	**$ 1,217**	**$ 1,227**

| | Three Months Ended | | | | |
Operating Expenses	March 31, 2020	June 30, 2020	September 30, 2020	December 31, 2020	March 31, 2021
Portfolio Cash Operating Expenses[2]	$ 492	$ 465	$ 407	$ 439	$ 290
Non-stabilized Portfolio Cash Real Estate Operating Expenses	(492)	(465)	(407)	(439)	(290)
Stabilized HFS Portfolio Cash Operating Expenses	**$ —**	**$ —**	**$ —**	**$ —**	**$ —**

SHOP

| | Three Months Ended | | | | |
Revenue	March 31, 2020	June 30, 2020	September 30, 2020	December 31, 2020	March 31, 2021
Portfolio Cash Real Estate Revenues[1]	$ 176,695	$ 163,068	$ 155,251	$ 161,505	$ 77,095
Non-stabilized Portfolio Cash Real Estate Revenues	(118,418)	(107,590)	(101,848)	(105,482)	(25,853)
Stabilized HFS Portfolio Cash Real Estate Revenues	**$ 58,277**	**$ 55,478**	**$ 53,403**	**$ 56,023**	**$ 51,242**

| | Three Months Ended | | | | |
Operating Expenses	March 31, 2020	June 30, 2020	September 30, 2020	December 31, 2020	March 31, 2021
Portfolio Cash Operating Expenses[2]	$ 142,467	$ 142,151	$ 136,210	$ 131,021	$ 68,831
Non-stabilized Portfolio Cash Real Estate Operating Expense	(99,131)	(96,588)	(91,263)	(86,494)	(24,239)
Stabilized HFS Portfolio Cash Operating Expenses	**$ 43,336**	**$ 45,563**	**$ 44,947**	**$ 44,527**	**$ 44,592**

---

(1)   See page 15 of this document for a reconciliation Portfolio Cash Real Estate Revenues.

(2)   See page 17 of this document for a reconciliation Portfolio Cash Operating Expenses.

Healthpeak® PROPERTIES

In thousands

EBITDAre and Adjusted EBITDAre

	Three Months Ended March 31, 2021
Net income (loss)	$ 149,423
Interest expense[1]	49,519
Income tax expense (benefit)[1]	(813)
Depreciation and amortization[1]	157,538
Other depreciation and amortization	1,092
Loss (gain) on sales of real estate[1]	(259,662)
Loss (gain) upon change of control	(1,042)
Share of unconsolidated JV:	
Interest expense	575
Income tax expense (benefit)	(472)
Depreciation and amortization	4,453
EBITDAre	$ 100,611
Transaction-related items, excluding taxes[2]	4,040
Other impairments (recoveries) and losses (gains)[3]	3,242
Restructuring and severance related charges	2,463
Loss (gain) on debt extinguishments	164,292
Casualty-related charges (recoveries), excluding taxes	859
Amortization of stock-based compensation	4,364
Adjusted EBITDAre	$ 279,871

Adjusted Fixed Charge Coverage

	Three Months Ended March 31, 2021
Interest expense[1]	$ 49,519
Share of unconsolidated JV interest expense	575
Capitalized interest	5,453
Fixed Charges	$ 55,547
Adjusted Fixed Charge Coverage	5.0x

---

(1) Amount can be reconciled by combining the balances from the corresponding line of the Consolidated Statements of Operations and Discontinued Operations Reconciliation provided on pages 9 and 39, respectively, in the Earnings Release and Supplemental Report for the quarter ended March 31, 2021.

(2) For the three months ended March 31, 2021, includes the termination fee related to the sale of six assets in one of the Company's SHOP sales portfolios, partially offset by the tax benefit recognized related to those expenses.

(3) For the three months ended March 31, 2021, includes reserves for loan losses under the current expected credit losses accounting standard in accordance with Accounting Standards Codification 326, Financial Instruments – Credit Losses ("ASC 326").

Reconciliations

In thousands

Enterprise Debt and Net Debt[1]

		March 31, 2021
Bank line of credit and commercial paper	$	1,038,150
Term loan		249,243
Senior unsecured notes		4,255,697
Mortgage debt[2]		498,131
Consolidated Debt	$	6,041,221
Share of unconsolidated JV mortgage debt[3]		59,125
Enterprise Debt	$	6,100,346
Cash and cash equivalents[4]		(74,168)
Share of unconsolidated JV cash and cash equivalents[5]		(11,426)
Net Debt	$	6,014,752

Financial Leverage

		March 31, 2021
Enterprise Debt	$	6,100,346
Enterprise Gross Assets		18,501,035
Financial Leverage		33.0%

Secured Debt Ratio[1]

		March 31, 2021
Mortgage debt[2]	$	498,131
Share of unconsolidated JV mortgage debt[3]		59,125
Enterprise Secured Debt	$	557,256
Enterprise Gross Assets		18,501,035
Secured Debt Ratio		3.0%

Net Debt to Adjusted EBITDAre

		Three Months Ended March 31, 2021
Net Debt	$	6,014,752
Annualized Adjusted EBITDAre		1,119,484 [6]
Net Debt to Adjusted EBITDAre		5.4x

---

(1) During 2020, the Company established and began executing a plan to dispose of its senior housing triple-net and SHOP properties. As of December 31, 2020, the Company concluded the planned dispositions represented a strategic shift that has and will have a major effect on the Company's operations and financial results. Therefore, assets meeting the held for sale criteria on or before March 31, 2021 are classified as discontinued operations in all periods presented herein. Additional information regarding discontinued operations can be found at Note 5: Disposition of Real Estate and Discontinued Operations within the Annual Report on Form 10-K and page 39, Discontinued Operations Reconciliation, of the Earnings Release and Supplemental Report for the quarter ended March 31, 2021. Balances within the above reconciliation impacted by discontinued operations include interest expense, income tax expense (benefit), depreciation and amortization, loss (gain) on sales of real estate, and loss on debt extinguishments.

(2) Includes mortgage debt of $278.2 million on assets held for sale.

(3) Includes mortgage debt of $28.5 million on JVs held for sale.

(4) Includes cash and cash equivalents of $40.2 million on assets held for sale.

(5) Includes cash and cash equivalents of $0.5 million on JVs held for sale.

(6) Represents the current quarter Adjusted EBIDTAre multiplied by a factor of four.

Healthpeak® PROPERTIES

In thousands

Segment Portfolio NOI and Cash (Adjusted) NOI, Portfolio Income, and SS

Total Portfolio[(1)(2)]

	Three Months Ended				
	March 31, 2020	June 30, 2020	September 30, 2020	December 31, 2020	March 31, 2021
Net Income (loss)	$ 282,540	$ 55,049	$ (59,581)	$ 150,246	$ 149,423
Interest income	(3,688)	(4,230)	(4,443)	(4,192)	(9,013)
Interest expense	58,376	57,550	56,235	56,713	49,519
Depreciation and amortization	189,276	178,488	173,630	155,749	157,538
General and administrative	22,349	23,720	21,661	25,507	24,902
Transaction costs	14,848	627	2,586	20,708	874
Loss (gain) on sales of real estate, net	(164,869)	(82,863)	(149)	(302,613)	(259,662)
Impairments and loan loss reserves (recoveries), net	39,123	24,050	34,550	146,530	3,242
Other expense (income), net	(210,608)	(19,586)	(7,060)	(2,905)	(8,085)
Loss (gain) on debt extinguishments	(833)	25,824	17,921	—	164,292
Income tax expense (benefit)	(33,044)	(7,346)	24,174	(3,120)	(813)
Government grant income	—	14,080	2,153	15,340	4,542
Equity loss (income) from unconsolidated JVs	11,979	17,086	19,480	19,242	(1,008)
Healthpeak's share of unconsolidated JVs NOI	11,927	7,172	5,716	5,915	5,509
Noncontrolling interests' share of consolidated JVs NOI	(6,236)	(5,972)	(6,304)	(6,358)	(6,470)
Portfolio NOI	$ 211,140	$ 283,649	$ 280,569	$ 276,762	$ 274,790
Adjustment to Portfolio NOI	83,442	(3,068)	(9,510)	16,672	(10,038)
Portfolio Cash (Adjusted) NOI	$ 294,582	$ 280,581	$ 271,059	$ 293,434	$ 264,752
Interest income	3,688	4,230	4,443	4,192	9,013
Portfolio Income	$ 298,270	$ 284,811	$ 275,502	$ 297,626	$ 273,765
Interest income	(3,688)	(4,230)	(4,443)	(4,192)	(9,013)
Adjustment to Portfolio NOI	(83,442)	3,068	9,510	(16,672)	10,038
Non-SS Portfolio NOI	(33,712)	(106,809)	(98,851)	(99,509)	(90,073)
SS Portfolio NOI	$ 177,428	$ 176,840	$ 181,718	$ 177,253	$ 184,717
Non-cash adjustment to SS Portfolio NOI	(5,744)	(3,326)	(7,161)	(1,026)	(5,640)
SS Portfolio Cash (Adjusted) NOI	$ 171,684	$ 173,514	$ 174,557	$ 176,227	$ 179,077

Healthpeak® PROPERTIES

Reconciliations

In thousands

Life Science[1]

		Three Months Ended								
		March 31, 2020		June 30, 2020		September 30, 2020		December 31, 2020		March 31, 2021
Net Income (loss)	$	48,408	$	51,874	$	54,682	$	43,225	$	61,816
Interest expense		63		60		57		55		102
Depreciation and amortization		50,211		52,356		57,170		58,184		68,434
Transaction costs		—		1		79		155		32
Impairments and loan loss (reserves) recoveries, net		—		—		—		14,671		—
Other expense (income), net		—		—		—		—		(4)
Equity loss (income) from unconsolidated JVs		—		—		—		40		93
Healthpeak's share of unconsolidated JVs NOI		—		—		—		311		912
Noncontrolling interests' share of consolidated JVs NOI		(35)		(39)		(48)		(45)		(45)
Portfolio NOI	$	98,647	$	104,252	$	111,940	$	116,596	$	131,340
Adjustment to Portfolio NOI		(4,280)		(2,779)		(8,330)		(4,744)		(11,810)
Portfolio Cash (Adjusted) NOI[3]	$	94,367	$	101,473	$	103,610	$	111,852	$	119,530
Adjustment to Portfolio NOI		4,280		2,779		8,330		4,744		11,810
Non-SS Portfolio NOI		(15,221)		(18,993)		(23,571)		(33,169)		(41,521)
SS Portfolio NOI	$	83,426	$	85,259	$	88,369	$	83,427	$	89,819
Non-cash adjustment to SS Portfolio NOI		(4,315)		(2,376)		(5,126)		530		(3,974)
SS Portfolio Cash (Adjusted) NOI	$	79,111	$	82,883	$	83,243	$	83,957	$	85,845

Medical Office[1]

		Three Months Ended								
		March 31, 2020		June 30, 2020		September 30, 2020		December 31, 2020		March 31, 2021
Net Income (loss)	$	50,778	$	125,860	$	50,425	$	49,741	$	48,614
Interest expense		102		100		100		98		95
Depreciation and amortization		54,667		55,904		54,693		56,902		57,954
Transaction costs		—		—		—		—		330
Impairments and loan loss (reserves) recoveries, net		2,706		2,119		1,208		4,175		—
Loss (gain) on sales of real estate, net		(2,109)		(81,284)		(2,283)		(4,714)		—
Other expense (income), net		—		—		—		—		2,279
Equity loss (income) from unconsolidated JVs		(197)		(210)		(198)		(193)		(192)
Healthpeak's share of unconsolidated JVs NOI		420		415		403		405		421
Noncontrolling interests' share of consolidated JVs NOI		(6,040)		(5,840)		(6,158)		(6,277)		(6,422)
Portfolio NOI	$	100,327	$	97,064	$	98,190	$	100,137	$	103,079
Adjustment to Portfolio NOI		(994)		(465)		(1,729)		(2,356)		(1,923)
Portfolio Cash (Adjusted) NOI[3]	$	99,333	$	96,599	$	96,461	$	97,781	$	101,156
Adjustment to Portfolio NOI		994		465		1,729		2,356		1,923
Non-SS Portfolio NOI		(13,022)		(11,513)		(9,872)		(12,973)		(13,774)
SS Portfolio NOI	$	87,305	$	85,551	$	88,318	$	87,164	$	89,305
Non-cash adjustment to SS Portfolio NOI		(1,429)		(950)		(2,035)		(1,556)		(1,666)
SS Portfolio Cash (Adjusted) NOI	$	85,876	$	84,601	$	86,283	$	85,608	$	87,639

Healthpeak® PROPERTIES

Reconciliations

In thousands

CCRC[1]

	Three Months Ended				
	March 31, 2020	June 30, 2020	September 30, 2020	December 31, 2020	March 31, 2021
Net Income (loss)	$ 67,743	$ 458	$ (10,366)	$ (14,644)	$ (6,375)
Interest expense	1,304	1,969	1,983	1,971	1,918
Depreciation and amortization	20,229	31,426	30,106	32,089	31,150
Transaction costs	14,474	368	1,897	1,256	432
Other expense (income), net	(170,332)	(14,142)	(3,903)	533	(2,176)
Government grant income	—	11,871	1,761	2,566	1,310
Equity loss (income) from unconsolidated JVs	1,880	(401)	322	(254)	—
Healthpeak's share of unconsolidated JVs NOI	3,610	489	(256)	344	(58)
Portfolio NOI	$ (61,092)	$ 32,038	$ 21,544	$ 23,861	$ 26,201
Adjustment to Portfolio NOI	91,561	18	1,684	3,809	20
Portfolio Cash (Adjusted) NOI[3]	$ 30,469	$ 32,056	$ 23,228	$ 27,670	$ 26,221
Adjustment to Portfolio NOI	(91,561)	(18)	(1,684)	(3,809)	(20)
Non-SS Portfolio NOI	67,789	(26,008)	(16,513)	(17,199)	(20,608)
SS Portfolio NOI	$ 6,697	$ 6,030	$ 5,031	$ 6,662	$ 5,593
SS Portfolio Cash (Adjusted) NOI	$ 6,697	$ 6,030	$ 5,031	$ 6,662	$ 5,593

Other[1]

	Three Months Ended				
	March 31, 2020	June 30, 2020	September 30, 2020	December 31, 2020	March 31, 2021
Net Income (loss)	$ 27,459	$ (18,781)	$ (11,198)	$ (23,090)	$ 7,473
Interest income	(3,688)	(4,230)	(4,443)	(4,192)	(9,013)
Depreciation and amortization	5	5	2	—	—
Transaction costs	89	4	8	11	4
Impairments and loan loss (reserves) recoveries, net	8,401	4,718	(2,985)	7,896	3,242
Loss (gain) on sales of real estate, net	40	—	—	—	—
Other expense (income), net	(41,707)	—	—	—	(482)
Equity loss (income) from unconsolidated JVs	9,463	18,346	18,625	19,376	(1,224)
Healthpeak's share of unconsolidated JVs NOI	6,916	5,271	4,417	3,999	4,385
Portfolio NOI	$ 6,978	$ 5,333	$ 4,426	$ 4,000	$ 4,385
Adjustment to Portfolio NOI	(48)	99	63	317	112
Portfolio Cash (Adjusted) NOI	$ 6,930	$ 5,432	$ 4,489	$ 4,317	$ 4,497
Interest income	3,688	4,230	4,443	4,192	9,013
Healthpeak's share of unconsolidated JVs interest income	—	—	—	—	—
Portfolio Income	$ 10,618	$ 9,662	$ 8,932	$ 8,509	$ 13,510
Interest income	(3,688)	(4,230)	(4,443)	(4,192)	(9,013)
Healthpeak's share of unconsolidated JVs interest income	—	—	—	—	—
Adjustment to Portfolio NOI	48	(99)	(63)	(317)	(112)
Non-SS Portfolio NOI	(6,978)	(5,333)	(4,426)	(4,000)	(4,385)
SS Portfolio NOI	$ —	$ —	$ —	$ —	$ —
SS Portfolio Cash (Adjusted) NOI	$ —	$ —	$ —	$ —	$ —

Healthpeak® PROPERTIES

Reconciliations

Senior Housing Triple-net[1][2]

		Three Months Ended			
	March 31, 2020	June 30, 2020	September 30, 2020	December 31, 2020	March 31, 2021
Net Income (loss)	$ 184,865	$ 15,808	$ 5,301	$ 256,292	$ 207,741
Interest expense	82	72	45	112	—
Depreciation and amortization	7,160	7,175	6,694	4,051	—
Transaction costs	(105)	1	—	—	4
Impairments and loan loss (reserves) recoveries, net	4,670	1,007	12,097	—	—
Loss (gain) on sales of real estate, net	(164,043)	—	—	(244,101)	(202,455)
Other expense (income), net	—	—	—	—	(356)
Portfolio NOI	$ 32,629	$ 24,063	$ 24,137	$ 16,354	$ 4,934
Adjustment to Portfolio NOI	(3,374)	41	93	4,976	150
Portfolio Cash (Adjusted) NOI[3]	$ 29,255	$ 24,104	$ 24,230	$ 21,330	$ 5,084
Adjustment to Portfolio NOI	3,374	(41)	(93)	(4,976)	(150)
Non-Stabilized HFS Portfolio NOI	(31,426)	(22,850)	(22,920)	(15,137)	(3,707)
Stabilized HFS Portfolio Cash (Adjusted) NOI	$ 1,203	$ 1,213	$ 1,217	$ 1,217	$ 1,227
Stabilized HFS Portfolio NOI adjustment	(1,203)	(1,213)	(1,217)	(1,217)	(1,227)
SS Portfolio NOI	$ —	$ —	$ —	$ —	$ —
SS Portfolio Cash (Adjusted) NOI	$ —	$ —	$ —	$ —	$ —

SHOP[1][2]

		Three Months Ended			
	March 31, 2020	June 30, 2020	September 30, 2020	December 31, 2020	March 31, 2021
Net Income (loss)	$ (52,633)	$ (28,551)	$ (35,915)	$ (87,333)	$ 61,446
Interest expense	2,603	2,655	2,455	2,514	2,676
Depreciation and amortization	57,004	31,622	24,965	4,523	—
Transaction costs	390	253	602	19,286	72
Impairments and loan loss (reserves) recoveries, net	23,346	16,206	24,230	119,788	—
Loss (gain) on sales of real estate, net	1,243	(1,579)	2,134	(53,798)	(57,207)
Other expense (income), net	45	(2,171)	(316)	(3,033)	(5,529)
Government grant income	—	2,209	392	12,774	3,232
Equity loss (income) from unconsolidated JVs	833	(649)	731	273	315
Healthpeak's share of unconsolidated JVs NOI	981	997	1,152	856	(151)
Noncontrolling interests' share of consolidated JVs NOI	(161)	(93)	(98)	(36)	(3)
Portfolio NOI	$ 33,651	$ 20,899	$ 20,332	$ 15,814	$ 4,851
Adjustment to Portfolio NOI	577	18	(1,291)	14,670	3,413
Portfolio Cash (Adjusted) NOI[3]	$ 34,228	$ 20,917	$ 19,041	$ 30,484	$ 8,264
Adjustment to Portfolio NOI	(577)	(18)	1,291	(14,670)	(3,413)
Non-Stabilized HFS Portfolio NOI	(18,710)	(10,984)	(11,877)	(4,318)	1,798
Stabilized HFS Portfolio Cash (Adjusted) NOI	$ 14,941	$ 9,915	$ 8,455	$ 11,496	$ 6,649
Stabilized HFS Portfolio NOI adjustment	(14,941)	(9,915)	(8,455)	(11,496)	(6,649)
SS Portfolio NOI	$ —	$ —	$ —	$ —	$ —
SS Portfolio Cash (Adjusted) NOI	$ —	$ —	$ —	$ —	$ —

Healthpeak®
PROPERTIES

In thousands

Corporate Non-Segment[(1)(2)]

		Three Months Ended			
	March 31, 2020	June 30, 2020	September 30, 2020	December 31, 2020	March 31, 2021
Net Income (loss)	$ (44,080)	$ (91,619)	$ (112,510)	$ (73,945)	$ (231,292)
Interest expense	54,222	52,694	51,595	51,963	44,728
General and administrative	22,349	23,720	21,661	25,507	24,902
Loss (gain) on debt extinguishments	(833)	25,824	17,921	—	164,292
Other expense (income), net	1,386	(3,273)	(2,841)	(405)	(1,817)
Income tax expense (benefit)	(33,044)	(7,346)	24,174	(3,120)	(813)
Portfolio NOI	$ —	$ —	$ —	$ —	$ —

_____

(1) In December 2020, as a result of a change in how operating results are reported to the Company's chief operating decision makers, the Company's hospitals were reclassified from other non-reportable segments to the medical office segment and the Company's one remaining unconsolidated investment in a senior housing joint venture was reclassified from the SHOP segment to other non-reportable segments. All prior period segment information has been recast to conform to the current period presentation.

(2) During 2020, the Company established and began executing a plan to dispose of its senior housing triple-net and SHOP properties. As of December 31, 2020, the Company concluded the planned dispositions represented a strategic shift that has and will have a major effect on the Company's operations and financial results. Therefore, assets meeting the held for sale criteria on or before March 31, 2021 are classified as discontinued operations in all periods presented herein. Additional information regarding discontinued operations can be found at Note 5: Disposition of Real Estate and Discontinued Operations within the Annual Report on Form 10-K and page 39, Discontinued Operations Reconciliation, of the Earnings Release and Supplemental Report for the quarter ended March 31, 2021. Balances within the above reconciliation impacted by discontinued operations include interest expense, depreciation and amortization, transaction costs, impairments and loan loss reserves (recoveries), net, loss (gain) on sale of real estate, net, other expenses (income), net, income tax expense (benefit), and equity loss (income) from unconsolidated JVs.

(3) Portfolio Income and Portfolio Cash (Adjusted) NOI are the same for Life Science, Medical Office, CCRC, Senior Housing Triple-net, and SHOP for all periods presented as there is no interest income for the segments.

Healthpeak® PROPERTIES

Reconciliations

In thousands

CCRC Pro Forma Portfolio Real Estate Revenues, Operating Expenses, and NOI[1]

Pro Forma Portfolio Real Estate Revenues	Three Months Ended				
	March 31, 2020	June 30, 2020	September 30, 2020	December 31, 2020	March 31, 2021
Portfolio Real Estate Revenues - SS[2]	$ 21,007	$ 19,741	$ 18,016	$ 19,937	$ 18,987
Pro forma adjustments to exclude government grant income	—	(1,733)	—	(1,681)	(143)
Pro forma Portfolio Real Estate Revenues - SS[3]	$ 21,007	$ 18,008	$ 18,016	$ 18,256	$ 18,844

Operating Expenses	Three Months Ended				
	March 31, 2020	June 30, 2020	September 30, 2020	December 31, 2020	March 31, 2021
Portfolio Operating Expenses - SS[4]	$ 14,310	$ 13,711	$ 12,985	$ 13,275	$ 13,394

Pro Forma SS Portfolio NOI	Three Months Ended				
	March 31, 2020	June 30, 2020	September 30, 2020	December 31, 2020	March 31, 2021
SS Portfolio NOI[5][6]	$ 6,697	$ 6,030	$ 5,031	$ 6,662	$ 5,593
Pro forma adjustments	—	(1,733)	—	(1,681)	(143)
Pro forma SS Portfolio NOI[3]	$ 6,697	$ 4,298	$ 5,031	$ 4,981	$ 5,450

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(1)   May not foot due to rounding.

(2)   See page 16 of this document for a reconciliation of Portfolio Cash Real Estate Revenues - SS.

(3)   Pro forma adjustments excludes government grants under the CARES Act for Portfolio Real Estate Revenues.

(4)   See page 18 of this document for a reconciliation of Portfolio Cash Operating Expenses - SS.

(5)   See page 24 of this document for a reconciliation of SS Portfolio NOI and SS Portfolio Cash (Adjusted) NOI.

(6)   CCRC SS Portfolio NOI and SS Portfolio Cash (Adjusted) NOI are the same amounts for the quarters ended March 31, 2020, June 30, 2020, September 30, 2020, December 31, 2020, and March 31, 2021.

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In thousands, except per month data

REVPOR CCRC[1]

	Three Months Ended				
CCRC	**March 31, 2020**	**June 30, 2020**	**September 30, 2020**	**December 31, 2020**	**March 31, 2021**
Portfolio Cash Real Estate Revenues[2]	$ 113,250	$ 131,108	$ 121,355	$ 123,131	$ 122,133
Other adjustments to REVPOR CCRC[3]	(6,414)	(5,311)	(4,563)	(4,808)	(4,696)
REVPOR CCRC revenues	$ 106,836	$ 125,797	$ 116,793	$ 118,323	$ 117,437
Average occupied units/month	5,473	5,979	5,909	5,876	5,854
REVPOR CCRC per month[4]	$ 6,507	$ 7,014	$ 6,589	$ 6,712	$ 6,687

	Three Months Ended				
SS REVPOR CCRC	**March 31, 2020**	**June 30, 2020**	**September 30, 2020**	**December 31, 2020**	**March 31, 2021**
SS REVPOR CCRC revenues[5]	$ 21,007	$ 19,741	$ 18,016	$ 19,937	$ 18,987
SS average occupied units/month	909	852	826	820	798
SS REVPOR CCRC per month[4]	$ 7,700	$ 7,727	$ 7,267	$ 8,102	$ 7,936

	Three Months Ended				
PRO FORMA SS REVPOR CCRC	**March 31, 2020**	**June 30, 2020**	**September 30, 2020**	**December 31, 2020**	**March 31, 2021**
Pro Forma SS REVPOR CCRC revenues[6]	$ 21,007	$ 18,008	$ 18,016	$ 18,256	$ 18,844
SS average occupied units/month	909	852	826	820	798
SS REVPOR CCRC per month[4]	$ 7,700	$ 7,049	$ 7,267	$ 7,419	$ 7,876

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(1) May not foot due to rounding.

(2) See page 15 of this document for a reconciliation of Portfolio Cash Real Estate Revenues.

(3) Includes revenue from non-refundable entrance fees, facilities converted to a new operating structure during the relevant period, and facilities that are held for sale.

(4) Represents the current quarter REVPOR CCRC divided by a factor of three.

(5) See page 16 of this document for a reconciliation of Portfolio Cash Real Estate Revenues - SS.

(6) See page 27 of this document for a reconciliation of Pro forma Portfolio Real Estate Revenues - SS which is the same as Pro Forma SS REVPOR CCRC revenues.

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In thousands, except per month data

REVPOR[1]

Other	Three Months Ended				
	March 31, 2020	June 30, 2020	September 30, 2020	December 31, 2020	March 31, 2021
Portfolio Cash Real Estate Revenues[2]	$ 20,190	$ 19,052	$ 17,955	$ 17,339	$ 17,068
Other adjustments to REVPOR Other[3]	(4,259)	(3,955)	(3,411)	(3,330)	(3,372)
REVPOR Other revenues	$ 15,932	$ 15,098	$ 14,544	$ 14,008	$ 13,696
Average occupied units/month	1,324	1,260	1,213	1,172	1,109
REVPOR Other per month[4]	$ 4,011	$ 3,993	$ 3,997	$ 3,983	$ 4,117

SHOP	Three Months Ended March 31, 2021
Portfolio Cash Real Estate Revenues[2]	$ 77,095
Other adjustments to REVPOR SHOP[5]	(18,503)
REVPOR SHOP revenues[6]	$ 58,592
Average occupied units/month	3,262
REVPOR SHOP per month[4]	$ 5,987

REVPOR SHOP Stabilized - HFS	Three Months Ended				
	December 31, 2019	March 31, 2020	June 30, 2020	September 30, 2020	December 31, 2020
REVPOR SHOP Stabilized - HFS revenues[7]	$ 58,277	$ 55,478	$ 53,403	$ 56,023	$ 51,242
Average occupied units/month	3,238	3,071	2,956	2,904	2,765
REVPOR SHOP Stabilized - HFS per month[4]	$ 5,999	$ 6,022	$ 6,022	$ 6,431	$ 6,178

(1) May not foot due to rounding.

(2) See page 15 of this document for a reconciliation of Portfolio Cash Real Estate Revenues.

(3) Includes revenue for sold assets or assets in redevelopment.

(4) Represents the current quarter REVPOR Other, REVPOR SHOP, or REVPOR SHOP Stabilized - HFS divided by a factor of three.

(5) Includes revenue for newly completed facilities under lease-up, facilities sold, facilities acquired or transitioned to new operators during the relevant period, and assets in redevelopment.

(6) Includes revenue from properties that are held for sale for informational purposes.

(7) REVPOR SHOP Stabilized - HFS revenues is equal to Stabilized HFS Portfolio Cash Real Estate Revenues, which has been reconciled at page 19 of this document.

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